Exhibit 99.1

FOR IMMEDIATE RELEASE

SinoCoking Third Quarter Net Income Increases 283% to Approximately $3 Million

Revenue Generated from Syngas Production Mitigates Declining Coal and Coking Sales

PINGDINGSHAN, China – May 14, 2015 - SinoCoking Coal and Coke Chemical Industries, Inc. (NasdaqCM: SCOK), a vertically integrated producer of clean energy products located in Henan Province, today reported financial results for the third fiscal quarter and nine-month period ended March 31, 2015.

A summary of financial results and business highlights is outlined below.

Third Fiscal Quarter Financial Highlights:

•	Net income of $2,989,851 ($0.12 per share) increased 283%, compared to net income of $781,065 ($0.04 per share) in Q3 2014.

•	Gross profit margin improved to 37% vs. 22%, primarily from syngas higher profit margin.

•	Prior to adjustments for interest expense of $1.26 million and a noncash gain for the change in fair value of warrants of $1.89 million, operating income was $3.08 million vs. $2.07 million in the prior year.

•	Year-over-year revenue was $10.86 million vs. $10.99 million. A decline in revenue from traditional coal and coke products was offset by rising syngas sales.

Nine-Month Financial Highlights:

•	Net income of $4,418,452 ($0.19 per share) increased 141%, compared to net income of $1,835,291 ($0.09 per share) in the comparable year-ago period.

•	Gross profit margin improved to 24% vs. 18%, aided by the sale of syngas in the second half of the nine-month period.

•	Prior to adjustments for interest expense of $4.26 million and a noncash gain for the change in fair value of warrants of $5.32 million, operating income was $4.97 million vs. $6.06 million in the prior year.

•	Year-over-year revenue was $37.11 million vs. $41.68 million. As a result of change in revenue mix, we were able to achieve higher net income in spite of lower overall revenues.

For the third fiscal quarter ended March 31, 2015, SinoCoking derived 49% of its revenue from coke products, 4% from coal products and 47% from syngas products, as compared with 94% from coke products and 6% for coal products for the three months ended March 31, 2014, when there was no syngas production. For the nine-month period ended March 31, 2015, coal, coke and syngas products accounted for 69%, 11% and 20% of revenue, respectively, as compared with 86% from coke products and 14% from coal products in the comparable year-ago period.

“We are excited by the rapid ramp-up and success of our syngas program during a time when there has been a nationwide softening of demand for both coal and coking products,” said SinoCoking CEO Mr. Jianhua Lv. “We will continue to expand our business from coal and coke products to clean-burning energy products; and, with continued improvements in our operation technology and expansion of production capacity, we expect syngas to contribute a progressively higher proportion of future revenue.”

Mr. Lv said the company’s second aboveground facility in Henan Province has completed construction and is expected to double total syngas output to approximately 50,000 cubic meters per hour by the end of the current quarter.

With current and projected production schedules for both facilities, Mr. Lv estimated that at $0.10 per cubic meter, total syngas output in calendar 2015 should range between 272.6 million and 344.89 million cubic meters and, on that basis, would contribute between $27.26 million – $34.49 million to SinoCoking’s total revenue during that period. He noted that revenue contribution month-to-month may vary from company estimates due to the influence of certain operational and market factors.

Of the $45.11 million in current maturities of long-term loans recorded at the close of Q3 2015, about $29.41 million is due on October 2, 2015 and $12.74 million is due on April 2, 2016. According to Mr. Lv, “We intend to negotiate with the lender, Bairui Trust, to further extend the maturity dates of these outstanding loans by an additional two to three years, and to repay the loans through our operational cash flow. However, we cannot guarantee success in such negotiations and we will continue to explore additional options for financing our growth.”

SinoCoking’s operations and financial condition for the third fiscal quarter and nine-month period ended March 31, 2015 and 2014 are more fully discussed in its Form 10-Q on file with the Securities and Exchange Commission. Investors are encouraged to carefully review the Form 10-Q for a complete analysis of the company’s results from operations and financial condition.

For additional information on SinoCoking, please go to http://www.scokchina.com or refer to the company’s reports filed with the Securities and Exchange Commission (http://www.scokchina.com/sec-filings.html). Investors wishing to receive SinoCoking’s corporate communications as they become available may go to the company’s Investor Relations site (http://www.scokchina.com/corporate-overview.html) and register under Email Alerts.

Also, investors may submit questions directly to Mr. Lv and his staff to receive non-confidential information about the company’s operations and products at the company’s “Ask Management” blog (http://www.scokchina.com/ask-management.html).

About SinoCoking

SinoCoking Coal and Coke Chemical Industries, Inc. (www.scokchina.com), a Florida corporation, is an emerging producer of clean energy products located in Pingdingshan, Henan Province, China. The company has historically been a vertically-integrated coal and coke processor of basic and value-added coal products for steel manufacturers, power generators, and various industrial users. SinoCoking has been producing metallurgical coke since 2002, and acts as a key supplier to regional steel producers in central China. SinoCoking also produces and supplies thermal coal to its customers in central China. SinoCoking currently owns its assets and conducts its operations through its subsidiaries, Top Favour Limited and Pingdingshan Hongyuan Energy Science and Technology Development Co., Ltd., and its affiliated companies, Henan Province Pingdingshan Hongli Coal & Coke Co., Ltd., Baofeng Coking Factory, Baofeng Hongchang Coal Co., Ltd., Baofeng Hongguang Environment Protection Electricity Generating Co., Ltd., Zhonghong Energy Investment Company, Henan Hongyuan Coal Seam Gas Engineering Technology Co., Ltd., Baofeng Shuangri Coal Mining Co., Ltd., and Baofeng Xingsheng Coal Mining Co., Ltd.

Forward-Looking Statements

This press release contains forward-looking statements, particularly as related to, among other things, the business plans of the Company, statements relating to goals, plans and projections regarding the Company’s financial position and business strategy. The words or phrases “plans,” “would be,” “will allow,” “intends to,” “may result,” “are expected to,” “will continue,” “anticipates,” “expects,” “estimate,” “project,” “indicate,” “could,” “potentially,” “should,” “believe,” “think,” “considers” or similar expressions are intended to identify “forward-looking statements.” These forward-looking statements fall within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934 and are subject to the safe harbor created by these sections. Actual results could differ materially from those projected in the forward-looking statements as a result of a number of risks and uncertainties. Such forward-looking statements are based on current expectations, involve known and unknown risks, a reliance on third parties for information, transactions or orders that may be cancelled, and other factors that may cause our actual results, performance or achievements, or developments in our industry, to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from anticipated results include risks and uncertainties related to the fluctuation of local, regional, and global economic conditions, the performance of management and our employees, our ability to obtain financing, competition, general economic conditions and other factors that are detailed in our periodic reports and on documents we file from time to time with the Securities and Exchange Commission. Statements made herein are as of the date of this press release and should not be relied upon as of any subsequent date, and the Company specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences, developments, unanticipated events or circumstances after the date of such statement.

Contact:

SinoCoking

Song Lv, Chief Financial Officer

+ 86-375-2882-999

lvsong@sinocoking.net

http://www.scokchina.com/

Investor Relations Counsel:

Jimmy Caplan, Asia IR-PR

+1-512-329-9505

jimmy@asia-irpr.com

http://asia-irpr.com/

SINOCOKING COAL AND COKE CHEMICAL INDUSTRIES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	June 30,
	2015	2014
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash	$103,831	$191,992
Accounts receivable, net	16,476,915	8,946,435
Other receivables and deposits	4,973,125	5,787,232
Loans receivable	-	8,032,037
Inventories	1,987,291	7,419,821
Advances to suppliers	9,302,744	8,700,022
Prepaid expenses	41,669	-
Total current assets	32,885,575	39,077,539

PLANT AND EQUIPMENT, net	21,476,310	14,426,319

CONSTRUCTION IN PROGRESS	47,159,165	40,389,961

OTHER ASSETS
Refundable deposits	4,901,480	4,873,928
Prepayments	62,165,079	61,815,632
Intangible assets, net	32,434,960	32,305,697
Long-term investments	2,914,617	2,898,233
Other assets	114,368	113,725
Total other assets	102,530,504	102,007,215

Total assets	$204,051,554	$195,901,034

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Current portion of long term loans	$45,111,059	$20,795,425
Accounts payable, trade	45,403	2,978,326
Other payables and accrued liabilities	2,951,444	2,460,113
Other payables - related party	1,893,226	526,699
Acquisition payable	4,738,098	4,711,463
Customer deposits	80,151	79,701
Taxes payable	1,637,330	765,421
Current portion of warrants liability	289,481	-
Total current liabilities	56,746,192	32,317,148

LONG TERM LIABILITIES
Long term loans	-	29,243,566
Warrants liability	4,442,823	16
Total long term liabilities	4,442,823	29,243,582

Total liabilities	61,189,015	61,560,730

COMMITMENTS AND CONTINGENCIES

EQUITY
Common stock, $0.001 par value, 100,000,000 shares authorized, 23,960,217 shares and 21,121,372 shares issued and outstanding as of March 31, 2015 and June 30, 2014, respectively	23,960	21,121
Additional paid-in capital	6,846,397	3,592,053
Statutory reserves	3,689,941	3,689,941
Retained earnings	116,713,859	112,295,407
Accumulated other comprehensive income	11,256,782	10,410,182
Total SinoCoking Coal and Coke Chemicals Industries, Inc's equity	138,530,939	130,008,704

NONCONTROLLING INTERESTS	4,331,600	4,331,600

Total equity	142,862,539	134,340,304

Total liabilities and equity	$204,051,554	$195,901,034

SINOCOKING COAL AND COKE CHEMICAL INDUSTRIES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(UNAUDITED)

	For the Three Months Ended March 31,		For the Nine Months Ended March 31,
	2015	2014	2015	2014

REVENUE	$10,860,134	$10,993,882	$37,111,289	$41,678,105

COST OF REVENUE	6,846,870	8,545,142	28,128,833	34,076,508

GROSS PROFIT	4,013,264	2,448,740	8,982,456	7,601,597

OPERATING EXPENSES:
Selling	34,585	37,723	103,840	118,351
General and administrative	894,165	342,598	3,911,414	1,421,425
Total operating expenses	928,750	380,321	4,015,254	1,539,776

INCOME FROM OPERATIONS	3,084,514	2,068,419	4,967,202	6,061,821

OTHER INCOME (EXPENSE)
Interest income	190	58,895	165,297	426,235
Interest expense	(1,264,104)	(872,615)	(4,263,658)	(2,963,194)
Other finance expense	(563)	(27,689)	(52,462)	(177,949)
Change in fair value of warrants	1,889,365	-	5,315,068	12
Total other income (expense), net	624,888	(841,409)	1,164,245	(2,714,896)

INCOME BEFORE INCOME TAXES	3,709,402	1,227,010	6,131,447	3,346,925

PROVISION FOR INCOME TAXES	719,551	445,945	1,712,995	1,511,634

NET INCOME	2,989,851	781,065	4,418,452	1,835,291

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	676,095	(1,236,437)	846,600	365,320

COMPREHENSIVE INCOME (LOSS)	$3,665,946	$(455,372)	$5,265,052	$2,200,611

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
Basic and diluted	23,960,217	21,121,372	23,076,987	21,121,372

EARNINGS PER SHARE
Basic and diluted	$0.12	$0.04	$0.19	$0.09

SINOCOKING COAL AND COKE CHEMICAL INDUSTRIES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Nine Months Ended March 31,
	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$4,418,452	$1,835,291
Adjustments to reconcile net income to cash provided by
(used in) operating activities:
Depreciation	1,052,240	640,309
Amortization and depletion	53,126	53,250
Bad debt expense	1,645,659	89,298
Change in fair value of warrants	(5,315,068)	(12)
Amortization of prepaid expenses	58,331	-
Change in operating assets and liabilities
Accounts receivable, trade	(8,428,248)	(38,624)
Other receivables	841,985	(1,406,410)
Inventories	5,450,252	(2,219,390)
Advances to suppliers	(1,215,314)	(1,957,529)
Prepaid expenses	-	-
Accounts payable, trade	(2,936,709)	1,666,570
Other payables and accrued liabilities	(807,441)	754,872
Customer deposits	-	(81,519)
Taxes payable	863,744	(87,979)
Net cash used in operating activities	(4,318,991)	(751,873)

CASH FLOWS FROM INVESTING ACTIVITIES:
Collection of principal of loans receivable	8,232,037	-
Loan out pricipal of loans receivable	(200,000)	-
Payments of construction in progress	(6,511,939)	-
Purchase of equipment	(7,040,567)	-
Net cash used in investing activities	(5,520,469)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in restricted cash	-	9,782,343
Payments of note payable	-	(9,782,343)
Repayment of short-term loans - Bairui Trust	(8,132,990)	-
Preceeds from short-term loans - CPL	2,958,329	-
Proceeds from short-term loans - others	-	162,700
Repayment of short-term loans - others	-	(162,700)
Proceeds from issuance of common shares	13,204,539	-
Proceeds from (payment to) related parties	1,380,735	176,962
Net cash provided by financing activities	9,410,613	176,962

EFFECT OF EXCHANGE RATE ON CASH	340,686	(2,766)

DECREASE IN CASH	(88,161)	(577,677)

CASH, beginning of period	191,992	782,018

CASH, end of period	$103,831	$204,341

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$1,330,554	$1,292,053
Cash paid for interest expense	$4,893,353	$1,910,285

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES
Recalsification of salary payable to related parties to other payable to related parties	$-	$190,000
Common share issued for the payment of a service fee	$100,000	$-
Issuance of warrants related to the sale of common stock	$10,047,356	$-
Transfer of construction in progress into plant and equipment	$7,040,567	$-